Filed pursuant to Rule 433

Registration Statement 333- 223218

Relating to Preliminary Prospectus Supplement dated July 17, 2019

Republic of Panama

U.S.$1,250,000,000 3.160% Global Bonds due 2030

July 17, 2019

Final Term Sheet

Issuer:	Republic of Panama (“Panama”)

Transaction:	3.160% Global Bonds due 2030 (the “2030 Global Bonds”)

Distribution:	SEC Registered

Ranking:	Unsecured

Expected Ratings*:	Baa1/BBB+/BBB (Moody’s, stable, S&P, stable, Fitch, stable)

Amount Issued:	U.S.$1,250,000,000 aggregate principal amount

Coupon:	3.160% (30/360 day count basis)

Maturity:	January 23, 2030

Offering Price:	99.982% of principal amount plus accrued interest, if any, from July 23, 2019

Gross Proceeds to the Issuer (before fees and expenses):	U.S.$1,249,775,000

Yield to Maturity:	3.162%

Spread to Benchmark Treasury:	110 basis points

Benchmark Treasury:	2.375% due May 15, 2029

Benchmark Treasury Price and Yield:	102-24+; 2.062%

Listing and Trading:	Application will be made to list the 2030 Global Bonds on the Official List of the Luxembourg Stock Exchange and to have the 2030 Global Bonds admitted to trading on the Euro MTF Market.

Optional Redemption:	Prior to October 23, 2029 (three months prior to the maturity date of the 2030 Global Bonds), the 2030 Global Bonds will be redeemable, in whole or in part, at any time and from time to time, at Panama’s option, on not less than 30 nor more than 60 days’ notice, at a redemption price equal to the greater of (1) 100% of the principal amount of the 2030 Global Bonds being redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the 2030 Global Bonds being redeemed (excluding the portion of any such interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield (as defined in the preliminary prospectus supplement), plus 20 basis points, plus accrued and unpaid interest and additional amounts, if any, to, but excluding, the redemption date.

At any time on or after October 23, 2029 (three months prior to the maturity date of the 2030 Global Bonds), the 2030 Global Bonds will be redeemable, in whole or in part at any time and from time to time, at Panama’s option, on not less than 30 nor more than 60 days’ notice, at a redemption price equal to 100% of the principal amount of the 2030 Global Bonds to be redeemed, plus accrued and unpaid interest and additional amounts, if any, to, but excluding, the date of redemption.

Use of Proceeds:	Panama will use the proceeds from the 2030 Global Bonds for general budgetary purposes.

Governing Law:	State of New York

Underwriting Fee:	0.085%

Form:	Book-Entry Only, registered in the name of Cede & Co., as the nominee of DTC

Denominations:	U.S.$200,000 and integral multiples of U.S.$1,000 in excess thereof.

Interest Payment Dates:	January 23 and July 23

First Coupon Payment Date:	January 23, 2020

Settlement Date:	July 23, 2019 (T + 4)

CUSIP/ISIN:	698299 BK9/US698299BK97

Under the terms and subject to the conditions contained in an Underwriting Agreement incorporated by reference in the Terms Agreement, dated July 17, 2019, Citigroup Global Markets Inc. and J.P. Morgan Securities LLC as the underwriters have agreed to purchase and the Republic of Panama has agreed to sell to the underwriters, the principal amount of the 2030 Global Bonds indicated below:

Underwriters:

Citigroup Global Markets Inc.	U.S.$	750,000,000
J.P. Morgan Securities LLC	U.S.$	500,000,000

Total	U.S.$	1,250,000,000

*

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each securities rating should be evaluated independent of each other securities rating.

A preliminary prospectus supplement of the Republic of Panama accompanies the free-writing prospectus and is available from the SEC’s website at https://www.sec.gov/Archives/edgar/data/76027/000119312519195224/d773857d424b3.htm.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling, toll-free, Citigroup Global Markets Inc. at +1-800-831-9146 or J.P Morgan Securities LLC at +1-212-834-6326.

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